AB 3/14

UNI
SECURITIES AND EX
Washingt

11019805

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50546

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MERGER CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 34th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Mitchell Krim 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, Alan Mitchell Krim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Merger Capital, Inc., as of December 31 ~2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY GETTENBERG
Notary Public, State of New York
No. 31-4766504
Qualified in New York County
Commission Expires October 31, 2014

[signature]
Notary Public

[signature]
Signature

PRINCIPAL FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Board of Directors of
First Merger Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of First Merger Capital, Inc. at December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Merger Capital, Inc., at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 25, 2011

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash	$47,088
Receivables from brokers and dealers	144,556
Related party advances	23,412
Other assets	38,499
Total Assets	**$253,555**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	187,688
Note payable-insurance	5,887
Total Liabilities	193,575
STOCKHOLDER'S EQUITY	
Common stock - no par value, 200 shares authorized, 10 shares issued and outstanding	6,000
Additional paid-in capital	100,000
Accumulated deficit	(46,020)
Stockholder's Equity	59,980
Total Liabilities and Stockholder's Equity	**$253,555**

The accompanying notes are an integral part of these financial statements.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$3,257,759
Other income	$40,479
Interest income	4,051
	3,302,289
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,853,118
Professional fees	241,058
Other operating expenses	116,892
Clearance and exchange fees	95,420
Regulatory fees	35,611
Communications and data processing	4,579
Interest expense	2,101
	3,348,779
NET LOSS	**($46,490)**

The accompanying notes are an integral part of these financial statements.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Totals	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
Balance January 1, 2010	$44,299	$6,000	$-0-	$38,299
Contributions by stockholder	100,000	-0-	100,000	-0-
Distributions to stockholder	(37,829)	-0-	-0-	(37,829)
Net loss	(46,490)	-0-	-0-	(46,490)
Balance December 31, 2010	**$59,980**	**$6,000**	**$100,000**	**($46,020)**

The accompanying notes are an integral part of these financial statements.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($46,490)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in receivables from brokers and dealers	(140,414)
Increase in related party advances	(5,000)
Increase in other assets	(34,543)
Increase in accounts payable, accrued expenses and other liabilities	186,765
NET CASH USED BY OPERATING ACTIVITIES	(39,682)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:	
Proceeds from note payable-insurance	25,704
Repayment of note payable-insurance	(19,817)
Contributions by stockholder	100,000
Distributions paid to stockholder	(37,829)
NET CASH PROVIDED BY FINANCING ACTIVITIES	68,058
NET INCREASE IN CASH	28,376
CASH, BEGINNING OF YEAR	18,712
CASH, END OF YEAR	**$47,088**

The accompanying notes are an integral part of these financial statements.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

First Merger Capital, Inc. ("The Company") was organized in New York on May 21, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

On January 22, 2010, the Company's name was changed to First Merger Capital, Inc. from Brentworth & Company, Inc. The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company usually operates primarily as an introducing broker and engages in the business of providing executive services for institutional customers. As a matter of normal business practice, the Company does not assume positions in securities. For the year, the Company did not use a clearing broker.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company did not have cash or cash equivalent balances in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because the Corporation is classified as a Sub Chapter S Corporation for income tax purposes and will not be subject to income tax. As such the Corporation's income or loss and credits are passed through to the shareholder and are reported on the shareholder's income tax return. The Company continues to be subject to income tax of New York City, which does not recognize S Corporations for income tax purposes.

Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, the date the financial statements were issued.

3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from clearing broker as reflected on the statement of financial condition as of December 31, 2010:

Commissions receivable	$ 44,556
Good faith deposits:	
Invested cash	100,000
	$ 144,556

4 - RELATED PARTY

At year ended December 31, 2010, the shareholder of the Company owed $23,412 to the Company. No interest was charged on the advance and the amount is expected to be repaid to the Company in the next twelve months.

On December 31, 2010, two related companies of First Merger Capital, Inc. executed forgiveness of debt agreements in the amount of $16,700 and the income has been included in the financial statements.

The Company sub-leases its offices from a related company rent free on a month-to-month basis. The space is leased by the related company from an unrelated company.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has a net capital deficit of $(1,931) which was $14,836 in deficiency of its minimum required net capital of $12,905. The Company's net capital ratio could not be computed as required because of the deficit in the balance of net capital. The deficiency was corrected in January 2011, once the deficit was discovered. The Company properly notified FINRA as required.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

8 - PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2010, since the Company has a loss from operations and has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach, the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total shareholder's equity		$59,980
Less: Non allowable assets		
Related party advances	23,412	
Other assets	38,499	
		61,911
Net Capital Deficit		(1,931)
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $193,575 pursuant to Rule 15C3-1		12,905
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		12,905
DEFICIENCY IN NET CAPITAL		(14,836)
DEFICIENCY IN NET CAPITAL AT 1,000 %		(21,289)
AGGREGATE INDEBTEDNESS		193,575
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	*	**-0-**

* Could not be computed as required because there is a $1,931 deficit in net capital.

See independent auditors' report.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

FIRST MERGER CAPITAL, INC.
(A SUBCHAPTER S CORPORATION)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 47,088	$ 47,088		$ -0-
Receivables from brokers and dealers	144,556	123,977	(a)	20,579
Related party advances	23,412	23,412		-0-
Other assets	38,499	29,031	(b)	9,468
Total Assets	**$ 253,555**	**$ 223,508**		**$ 30,047**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 187,688	$ 158,501	(c)	$ 29,187
Note payable	5,887	-0-	(d)	5,887
Total Liabilities	193,575	158,501		35,074
STOCKHOLDER'S EQUITY				
Common stock – no par value; 200 shares authorized; 10 shares issued and outstanding	$ 6,000	$ 6,000		$ -0-
Additional paid-in capital	100,000	100,000		-0-
Accumulated deficit	(46,020)	(40,993)	(e)	(5,027)
Total shareholder's equity	59,980	65,007		(5,027)
Total Liabilities and Shareholder's Equity	**$ 253,555**	**$ 223,508**		**$ 30,047**

(a) Audit adjustment for $20,579 for unsettled trades to commission receivable.
(b) Audit adjustment for additional unexpired prepaid expenses of $9,468.
(c) Audit adjustment for various accruals of $29,187 not recorded by broker on focus report.
(d) Audit adjustment for note payable – insurance of $5,887 not recorded by broker on focus report.
(e) Summary of all adjustments.

See independent auditors' report.

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2010

Net capital as reported on the Focus Report, Part IIA	$ 12,564
Adjustments	(14,495)
Net capital as adjusted and as reported per audited financial statements	$ (1,931)

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to an adjustment for various items including accruals, mispostings, reclassifications and rounding. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for First Merger Capital, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder and Board of Directors of
First Merger Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of First Merger Capital, Inc. ("The Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 25, 2011

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder and Board of Directors of
First Merger Capital, Inc.
40 Wall Street, 30th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Merger Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Merger Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). First Merger Capital, Inc.'s management is responsible for First Merger Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 to the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 25, 2011

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Total revenue	3,302,289
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	95,420
Other revenue not related either directly or indirectly to the securities business.	16,700
Total interest and dividend expense (Focus Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	2,101
Total deductions	114,221
SIPC net operating revenues	3,188,068
General assessment @ .0025	7,970
Payments:	

Date:	Check #:	Form:	
07/27/2010	10046	SIPC-6 Original	3,722
02/28/2011		SIPC-7 Original	4,248

Total payments	7,970
Total assessment balance due	-0-

FIRST MERGER CAPITAL, INC.
(A SUB CHAPTER S CORPORATION)

FINANCIAL STATEMENTS
DECEMBER 31, 2010